EXHIBIT 99.5

Voting Instruction Form ("VIF")

Record Date:	June 12, 2024
Control Number:
Meeting Date:	July 22, 2024
Proxy Deadline:	July 18, 2024
Shares to Vote:

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FSD PHARMA INC. (the "Company")

The Company is holding its Annual General and Special Meeting of shareholders (the "Meeting") on July 22, 2024, at 1:00 p.m. (Toronto/New York time), at the offices of Garfinkle Biderman LLP, 1 Adelaide Street East, Suite 801, Toronto Ontario M5C 2V9.

Please provide us with your voting instructions on the resolutions below at least 24 business hours prior to the Proxy Deadline using one of the following options:

1.	Online at www.voteproxy.ca and by registering using your control number provided above;
2.	By fax by sending your voting instructions to 416-360-7812; or
3.	By emailing info@marrellitrust.ca; or
4.	By returning the completed proxy form via letter mail to Marrelli Trust Company Limited, c/o Marrelli Transfer Services Corp. 82 Richmond Street East, Toronto, Ontario M5C 1P1.

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Appointment of Proxy:

The undersigned, being the holder of a Class A Multiple Voting Shares ("MVS") and Class B Subordinate Voting Shares (the "Class B Subordinate Voting Shares") of the Company hereby appoints Zeeshan Saeed, CEO, Co-Executive Chairman and Director, whom failing, or Anthony Durkacz, Co-Executive Chairman and Director of the Company (together, the "Management Nominees"), or instead of any of them, the following appointee:

Please Print Name of Appointed Proxy

as proxyholder on behalf of the undersigned with the power of substitution to attend, act and vote for and on behalf of the undersigned in respect of all matters that may properly come before the Meeting and at any adjournment(s) or postponement(s) thereof, to the same extent and with the same power as if the undersigned were personally present at the said Meeting or such adjournment(s) or postponement(s) thereof in accordance with voting instructions, if any, provided below. If you wish to attend the Meeting and vote your shares thereat, please print your name as appointed proxy in the box provided above.

Resolutions to be approved at the Meeting:

Please see following page for voting instructions

1.	Election of Directors	For	Withhold

(a)	Anthony Durkacz	☐	☐
(b)	Zeeshan Saeed	☐	☐
(c)	Dr. Lakshmi P. Kotra	☐	☐
(d)	Adnan Bashir	☐	☐
(e)	Dr. Sanjiv Chopra	☐	☐
(f)	Michael (Zappy) Zapolin	☐	☐
(g)	Dr. Eric Hoskins	☐	☐

2.	Re-appointment of Auditors	For	Withhold

To re-appoint MNP LLP as the auditor of the Company for the ensuing year and to authorize the Board to fix the remuneration of the auditor, as more particularly set forth in the Circular.		☐	☐

3.	Share Consolidation	For	Against

To consider and, if deemed advisable, to pass with or without variation, a special resolution providing for the consolidation of the Company’s issued and outstanding class A multiple voting shares (the “MVS”) and class B subordinate voting shares (the “Class B Subordinate Voting Shares”) at such a consolidation ratio to be determined by the Board, in its sole discretion, at such a consolidation ratio, of up to one hundred (100) pre-consolidation MVS and Class B Subordinate Voting Shares for one (1) post-consolidation MVS and Class B Subordinate Voting Shares.

		☐	☐

4.	Approval of Name Change	For	Against

To consider and, if deemed advisable, to pass, with or without variation, a special resolution approving a change in the name of the Company to be such name as determined by the Board in its sole discretion.

		☐	☐

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5.	Ratification of Articles of Amendment	For	Against

The holders of Class B Subordinate Voting Shares, exclusive of Class B Subordinate Voting Shares held by holders of MVS, will be asked to consider and, if deemed advisable, to pass, with or without variation, a special resolution approving and ratifying the Company’s articles of amendment which were filed on February 3, 2020, expanding the definition of “Permitted Holders” under the Company’s articles, as further described in the Circular.

		☐	☐

6.	Issuance of Additional MVS	For	Against

The holders of Class B Subordinate Voting Shares, exclusive of Class B Subordinate Voting Shares held by holders of MVS, will be asked to consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution authorizing the Board to approve, in its sole discretion, the issuance of additional MVS up to the maximum number permitted by the applicable regulatory authorities, as further described in the Circular.

		☐	☐

This VIF MUST BE SIGNED. This signed VIF revokes and supersedes all previously dated and signed proxies.

Signature of Registered Holder	Please Print Name	Date (mm/dd/yyyy)

VIF Rules and Guidelines

NOTICE AND ACCESS

The Canadian securities regulators have adopted rules which permit the use of notice-and-access for proxy solicitation instead of delivering printed copies of proxy materials to each shareholder. This new process provides the Corporation the ability to post meeting related materials including management information circulars and financial statements and management's discussion and analysis on a website in addition to SEDAR. Under notice-and-access, proxy materials will be available for viewing up to one (1) year from the date of posting and a paper copy of the materials can be requested at any time during this period.

Disclosure regarding each matter or group of matters to be voted on is in the information circular in the section with the same title as each Resolution found on the previous page. You should review the information circular before voting.

FSD Pharma Inc. has elected to utilize notice-and-access and provide you with the following information:

1. Meeting materials are available electronically at

www.sedarplus.ca and also at https://www.fsdpharma.com/financial-results

2. If you wish to receive a paper copy of the proxy materials or have questions about notice-and-access, please call 1-844-MTCL-888 (682-5888) or email info@marrellitrust.ca. In order to receive a paper copy in time to vote before the meeting, your request should be received no later than July 2, 2024.

1. You are receiving this VIF at the direction of the Corporation as a beneficial owner of securities. You are a beneficial owner because we, as your intermediary, hold the securities in an account for you and the securities are not registered in your name.

2. VOTES ARE BEING SOLICITED BY OR ON BEHALF OF MANAGEMENT OF THE CORPORATION. PRIOR TO VOTING THIS VIF, THE MEETING MATERIALS PUBLISHED BY THE CORPORATION SHOULD BE READ.

3. Unless you attend the Meeting in person or virtually (as applicable), your securities can only be voted through us as registered holder or proxyholder of the registered holder in accordance with your instructions. We cannot vote for you if we do not receive your voting instructions. Please provide your voting instructions to us promptly using one of the available voting methods or complete and return this form. We will submit a proxy vote on your behalf according to the voting instructions you provide, unless you elect to attend the Meeting and vote in person or virtually (as applicable).

4. To ensure that your instructions are processed prior to the Meeting, please return this VIF to us or vote online at least one business day before the Proxy Deadline noted above or 72 business hours prior to any adjourned or postponed meeting date. Voting instructions received after the Proxy Deadline may not be accepted by management and not included in the final proxy tabulation.

5. When you provide your voting instructions, you acknowledge that you are the beneficial owner or are authorized to provide these voting instructions and that you have read the material and the voting instructions on this form.

6. To be valid, this VIF must be signed and dated. If this VIF is not dated, it is deemed to bear the date of its mailing to the securityholders of the Corporation.

7. This Proxy confers discretionary authority on the person named to vote in his or her discretion with respect to amendments or variations to matters identified in the Notice-and-Access Statement accompanying this VIF or such other matters which may properly come before the Meeting or any adjournment or postponement thereof.

8. If the securityholder is a corporation, this Proxy must be executed by an officer or attorney thereof duly authorized, and the securityholder may be required to provide documentation evidencing the signatory's power to sign the Proxy.

9. Unless prohibited by law or you instruct otherwise, the Appointee(s) or the person whose name is written in the space provided will have full authority to attend and otherwise act at, and present matters to the Meeting and any adjournment or postponement thereof, and vote on all matters that are brought before the Meeting or any adjournment or postponement thereof, even if these matters are not set out in this form or in the management information circular. Consult a legal advisor if you wish to modify the authority of that person in any way. If you require assistance, please contact the person who services your account.

10. This VIF confers discretionary authority to vote on such other business as may properly come before the Meeting or any adjournment or postponement thereof.

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